January 10, 2008

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hill International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Forms 10-Q for Fiscal Quarter Ended March 31, 2007,

June 30, 2007 and September 30, 2007

File No. 000-50781

Dear Mr. Decker:

On behalf of Hill International, Inc. (the “Company”, “we” or “our”), we respond as follows to the comments by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 26, 2007 (the “Letter”) relating to the above-captioned annual and quarterly reports. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	Where a comment below requests additional disclosure or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

We note the Staff’s comment and will provide additional disclosures in our future Commission filings. Where appropriate, we have provided examples of the revised disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 32

Contractual Obligations, page 39

2.	Please revise your table of contractual cash obligations to your estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. At a minimum interest payments should be disclosed in a note to the table.

We will revise the contractual obligations table in our future Commission filings to include interest expense.

For your reference, using the rates in effect at December 31, 2006, the 2006 10-K contractual obligations table on page 39 would have appeared as follows:

(in thousands)	Total	1 Year	2 – 3 Years	4 – 5 Years	More than 5 Years
Notes payable	$10,275	$854	$9,421	$—	$—
Interest expense (1)	2,311	733	1,578	—	—
Operating lease obligations	23,063	5,579	9,065	6,078	2,341
Capital lease obligations	456	260	140	56	—
Off-balance sheet arrangements:
Performance bonds	12,029	5,212	3,800	3,017	—
Bid bonds	6,053	4,065	1,051	937	—
Letter of credit	3,350	3,350	—	—	—

Total	$57,537	$20,053	$25,055	$10,088	$2,341

(1)	Estimated using the interest rates in effect on December 30, 2006.

Financial Statements

Consolidated Statement of Operations, page 42

3.	It appears that your use of the term revenue less reimbursable expenses represents a non-GAAP revenue measure. Please remove this non-GAAP revenue measure from your financial statements and related footnotes as required by Item 10(e)(1)(ii)(C) of Regulation S-K. You may continue to disclose the amount of reimbursable expenses for each period presented on the face of the statement of operations and/or in a footnote. Please also remove the non-GAAP revenue measure from elsewhere in the filing. Otherwise, please include the disclosures required by Item 10(e) of Regulation S-K.

Rule 4-01(a) of Regulation S-X states “Financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in the light of the provisions applicable thereto. The information required with respect to any statement shall be furnished as a minimum requirement to which shall be added such further material information as is necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.” Reimbursable expenses consist of amounts paid to subcontractors and other third parties and travel and other job related expenses that are contractually reimbursable from clients. These costs are billed to clients without markup. Changes in these costs can have a disproportionate effect on our revenues and can skew analytical results from year to year. By deducting these costs on the face of the statement of earnings, we provide the investor with our base contractual revenues, a more stable and consistent platform for analytical reviews. The Company’s disclosure of its revenue less reimbursable expenses (“RLRE”) is absolutely critical to understanding our operations and is a measure that our management team uses to analyze the fundamentals of our business. It is also of significant interest to our shareholders and investment analysts. We believe our presentation in the financial statements and MD&A is important to meeting the needs of those interested parties. We believe that the presentation conforms to GAAP and therefore, Item 10(e)(1)(ii)(C) does not apply.

4.	Rule 5-03.13 of Regulation S-X indicates that the equity in earnings of affiliates should appear outside of operating income (loss). In light of this, please disclose how you determined that your equity in earnings of affiliates should be included as a component of operating profit (loss).

Rule 5-03.13 also states that “if justified by the circumstances, this item may be presented in a different position and a different manner.” The majority (92%) of this item reflects ownership by the Company of a one-third interest in a joint venture, Stanley Baker Hill, LLC (“SBH”). SBH has a contract for indefinite delivery and indefinite quantity for construction management and general architect-engineer services for facilities in Iraq with the U.S. Army Corps of Engineers.

We also perform work as a subcontractor for SBH. The revenues and related costs are reflected in our consolidated statements of operations under the captions “Revenue” and “Direct expenses.” The services performed by SBH are identical to those performed by Hill’s Project Management segment. Due to the similarity of the SBH work to our core business, we believe that our presentation is justified by the circumstances.

Consolidated Statement of Cash Flow, page 45

5.	Your disclosures on page 48 indicate that restricted cash primarily consists of two components, which are advance payments from clients and collateral for a letter of credit related to the judgment in the Wartsila matter. Please tell us how you determined that changes in the restricted cash amounts for each of these components should be classified as investing activities pursuant to paragraph 18 of SFAS 95.

Please note that all changes in advance payments from clients are reflected in operating cash flows, not as investing activities.

On the other hand, the letter of credit the Company posted for the Wartsila judgment would ultimately be paid out of an escrow account, which was established by the former shareholders of Hill International, Inc. (our predecessor company for accounting purposes (“Old Hill”)). Such payment is to be made by means of a payment of common stock which the former shareholders of Old Hill placed in the escrow account in compliance with the terms of the Agreement and Plan of Merger between Old Hill and Arpeggio Acquisition Corporation (our predecessor company for legal purposes). For this reason, we believe that the cash is related to the merger and not to either current operating or financing activities and, therefore, we have classified it as investing activities.

We propose to split Note 2(g) into two separate components to alleviate confusion, as follows:

“(g) Restricted Cash

Restricted cash primarily represents advance payments from clients required to be maintained in foreign accounts to serve as collateral for bonds or guarantees on several projects. The cash will remain restricted until the respective project has been completed, which typically is greater than one year. Also, the Company has posted a letter of credit securing the judgment in the Wartsila matter plus pre- and post-judgment interest in the amount of $3,350,000 secured by a cash deposit which is included in “Cash-restricted” under current assets on the Company’s Consolidated Balance Sheet as of December 30, 2006.”

“(h) Deferred Revenue

In certain circumstances the Company may collect advance payments from clients for future services. Upon receipt, these payments are reflected as deferred revenue in the Company’s Consolidated Balance Sheet. As the services are performed, the Company reduces the balance and recognizes revenue.”

Note 3 – Acquisitions, page 55

6.	Please tell us how you determined that operating losses should be accounted for as additional acquisition costs during the fourth quarter of 2006 pursuant to EITF 95-3. Please refer to the specific paragraphs that led you to determine this accounting treatment was appropriate.

On August 31, 2006, Hill International S.A., a wholly-owned subsidiary of the Company, acquired approximately 96.5% of the outstanding shares of James R. Knowles (Holdings) PLC, (“Knowles”) a construction and engineering industry claims consulting and dispute resolution company, headquartered in Daresbury, United Kingdom. The consideration paid by Hill International S.A. for 96.5% of the outstanding shares of Knowles was approximately $13.0 million excluding direct acquisition costs.

The transaction was accounted for as a purchase and, accordingly, the preliminary purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition. Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, provides for an “allocation period” defined in SFAS 141 as “the period that is required to identify and measure the fair value of assets acquired and liabilities assumed in a business combination.” SFAS 141 goes on to state that the “allocation period should usually not exceed one year from the consummation of the business combination.”

During the due diligence phase of the acquisition, and after inspection of the documents provided by Knowles to the Company during the summer months of 2006, analyses were prepared by Hill management with regard to which businesses would likely remain post-acquisition and which ones would be spun off, sold, or closed down. It was generally agreed that the corporate structure of Knowles Holdings was too complicated and that there were some operations that were not within the Company’s core businesses.

The Solicitors business of Knowles, consisting of Knowles Lawyers Limited (“KLL”) and Sydney Lawyers were identified during the pre-acquisition evaluation as businesses that would be divested or discontinued.

Immediately post-acquisition, during the first week of September 2006, Hill senior management met to discuss the various businesses that needed to be spun off. The discussions revolved around two entities – Knowles Middle East (KME) and KLL. Offers were extended during that week to a number of firms, after telephone calls to executives at these firms indicated interest in purchasing these concerns.

With regard to KLL, only one firm showed interest. Their due diligence took a number of weeks, and by mid November, that firm responded that they were not interested in purchasing the business of KLL as it stood. No reasons were disclosed for this decision. In subsequent discussions, it was agreed that the directors of KLL would transfer to that firm and that it would acquire the records (i.e. list of clients and all documents, papers, files, deeds and records relating to the clients) and take certain employees. The negotiations took several weeks, and by mid December a draft agreement was prepared, and the transfer effectively took place in December 2006. The remaining staff was made redundant and the Company incurred involuntary employee termination benefits aggregating approximately £76,000.

The KLL business had an operating loss of £645,000 during the period of September 1, 2006 through December 31, 2006.

We concluded that the operating losses of £645,000 (including the £76,000 of involuntary employee termination benefits) during the period between the time when the decision was made to discontinue or sell the business and the period when the business was shut down should be accounted for as additional acquisition costs during the fourth quarter of 2006 in accordance with EITF 95-3. In the second numbered section under Costs to Exit an Activity of an Acquired Company, EITF 95-3 states in part “a cost resulting from a plan to exit an activity of an acquired company should be recognized …if the cost is not associated or incurred to generate revenues of the combined entity and …the cost has no future economic benefit to the combined company, is incremental to other costs incurred… and will be incurred as a direct result of the plan to exit an activity.” We concluded that the costs of operating the business during the wind down period met the above criteria and should be an adjustment to purchase price.

Note 6 – Intangible assets, page 59

7.	Please disclose the weighted average amortization period for all major intangible asset class as required by paragraph 44(a)(3) of SFAS 142.

Note 6 provides the disclosures required by paragraph 45 of SFAS 142. Both paragraph 52 of SFAS 141 and paragraph 44 of SFAS 142 prescribe identical disclosures for intangible assets acquired during a reporting period. We acknowledge that Note 3 – Acquisitions (on page 55) should have provided the information noted in the Staff’s comment. If and when acquisitions occur in the future, we will provide such disclosures in our periodic filings. Such disclosure would be inserted after the second table on page 56 and would read as follows:

“The customer list and relationships intangible assets have a weighted average life of 10 years and the trade name has a weighted average life of 3 years; such intangibles have an aggregate weighted average life of 9.6 years.”

Similar disclosures would be made under the second table on page 58.

Exhibits 31.1 & 31.2

8.	Please confirm that the inclusion of your CEO and CFO’s title was not intended to limit the capacity in which such individual provided the certifications. Please remove the reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

We confirm that the inclusion of the titles was not intended to limit the capacity in which our CEO and CFO provided the certifications. In response to the Staff’s comment, in future filings, we will file the certifications required by Exchange Act Rule 13a-14(a) so that the identification of the certifying individual at the beginning of the certification is revised so as not to include the individual’s title.

Form 10-Q for the Quarter Ended September 30, 2007

Note 19. Commitments and Contingencies, page 19

9.	You indicate that the claims of Hughes, Monroe Township and F&D are without merit. You also indicate that Bachmann’s counterclaim is without merit. We remind you that a statement that a contingency is without merit does not satisfy the requirements of SFAS 5 if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In that case, you should either disclose the estimated additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

In future Commission filings, we will expand our disclosures related to these claims to include the following language:

Hughes, Monroe Township and F&D (added to last sentence)

“and, based on the Company’s current understanding and evaluation of the relevant facts and circumstances, no accruals have been made for any of these claims because the Company considers the chance of loss to be remote.”

Bachmann (added to last sentence)

“and, based on the Company’s current understanding and evaluation of the relevant facts and circumstances, no accrual has been made for this claim because the Company considers the chance of loss to be remote.”

General Litigation, page 20

10.	You state that the ultimate resolution of matters will not have a material adverse affect your financial condition or results of operations. Please revise your disclosure to clarify whether you believe such resolutions will adversely affect your cash flows.

We do not anticipate a material adverse effect on our cash flows and will add that to the language in our disclosure in future Commission filings, which will read as follows: “It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters should not have a material adverse effect on the Company’s financial condition, results of operations or cash flows.”

* * * * * * *

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and consideration. In the event that you or other members of the Staff have further comments or questions on these items, I would be pleased to discuss them. I can be reached by telephone at (856) 810-6206 or by email at johnfanelli@hillintl.com. In my absence, you may contact Thomas Scully, Director, External Reporting, by phone at (856) 810-5877 or by email at thomasscully@hillintl.com.

Sincerely,

/s/ John Fanelli III

John Fanelli III
Senior Vice President and Chief Financial Officer